

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Via E-mail
Kevin J. Helmick
President and CEO
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

      Re: Farmers National Banc Corp.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 27, 2015
            File No. 001-35296

Dear Helmick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kathryn McHale

                          Kathryn McHale
                          Senior Staff Attorney

cc: J. Bret Treier, Esq.